Exhibit 18

May 29, 2012

Airgas, Inc.
Radnor, Pennsylvania

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Airgas, Inc. (the "Company") as of March 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2012, and have reported thereon under date of May 29, 2012. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended March 31, 2012. As stated in Note 4 to those consolidated financial statements, the Company changed its method of accounting for inventories previously accounted for on the last-in, first-out method to the average-cost method and states that the newly adopted accounting principle is preferable in the circumstances because it reflects the impact of more recent costs in the consolidated balance sheet. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,
/s/ KPMG LLP